UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 October 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 October 2025

Operational review for the quarter ended 30 September 2025

Delivering operational and project excellence into a constructive commodity price environment

“We’ve made a strong start to the year, highlighted by disciplined operating performance and execution of scheduled maintenance.

Group copper production rose 4%, with record concentrator throughput at Escondida.

In iron ore, WAIO delivered another standout quarter, achieving record material mined while completing critical infrastructure upgrades ahead of schedule.

In steelmaking coal, production rose 8%, supported by strong mining rates at Broadmeadow and increased stripping at our open cut mines.

We progressed key growth and decarbonisation milestones in the quarter, including securing environmental approval for the Laguna Seca Expansion at Escondida and Copper South Australia entering into its largest renewable electricity agreement.

Both stages of the Jansen potash project in Canada are advancing, with Stage 1 reaching 73% completion and on track for production to begin in 2027, while Stage 2 is now 13% complete. The long-term demand fundamentals for potash are attractive and Jansen is expected to be one of the lowest cost producers.

Overall macro-economic signals for commodity demand remain resilient, and global growth forecasts are moving higher. While we expect some deceleration in growth in H2 CY25, in China we still expect GDP growth of ~5% for the year. In copper, major disruptions at some of our competitors’ mines have tightened overall market fundamentals, benefitting our world-class portfolio of assets.

With momentum from a strong first quarter, BHP is on track to deliver on full-year guidance and we are making progress on our growth pipeline across Australia and the Americas.”

Mike Henry,
BHP Chief Executive Officer
Summary

Operational and project excellence	Portfolio

Strong performance; maintenance executed	Progressing our organic growth options

Copper production increased 4% driven by record concentrator throughput at Escondida. Performance at Copper SA was strong and major planned maintenance was safely executed.

In our steelmaking commodities, WAIO achieved record Q1 material mined and a 5% increase in lump sales, while delivering the planned rebuild of Car Dumper 3 (CD3) ~8% ahead of schedule. BMA production increased 8% enabled by strong stripping performance and improved mining rates at Broadmeadow.

In September, we received approval for the Environmental Impact Declaration (DIA) for the Laguna Seca Expansion at Escondida. The DIA permit for the Escondida New Concentrator remains on track to be submitted in H2 FY26.

BHP welcomed state and federal ministers for a site visit to Copper SA, where we are progressing initiatives aimed at increasing growth through strengthening mining productivity as we continue building a world-class copper province.

Strong balance sheet	Social value

Successful capital management	A continued evolution as we grow

During the quarter, BHP issued EUR bonds totalling EUR 1.4 bn and USD bonds totalling US$1.5 bn competitively priced across four tranches and refinanced its US$5.5 bn revolving credit facility.

These demonstrate disciplined execution underpinning our strong balance sheet.

In September, we held an ESG Roundtable covering operational decarbonisation, Scope 3 steelmaking emissions, Indigenous partnerships, and the Doce River Basin Agreement (Samarco).

Copper South Australia entered into its largest renewable electricity supply agreement, taking another step forward in its operational decarbonisation journey.

Production	Quarter performance			Production guidance

	Q1 FY26	v Q4 FY25	v Q1 FY25	FY26 guidance

Copper (kt)	493.6	(4%)	4%	1,800 – 2,000

Escondida (kt)	328.9	0%	8%	1,150 – 1,250	Unchanged

Pampa Norte (Spence) (kt)	55.8	(24%)	(7%)	230 – 250	Unchanged

Copper South Australia (kt)	72.6	(21%)	(1%)	310 – 340	Unchanged

Antamina (kt)	33.9	60%	(7%)	120 – 140	Unchanged

Carajás (kt)	2.4	7%	2%	-	-

Iron ore (Mt)	64.1	(9%)	(1%)	258 – 269

WAIO (Mt)	62.0	(9%)	(2%)	251 – 262	Unchanged

WAIO (100% basis) (Mt)	70.2	(9%)	(2%)	284 – 296	Unchanged

Samarco (Mt)	2.1	6%	64%	7 – 7.5	Unchanged

Steelmaking coal – BMA (Mt)	4.9	(5%)	8%	18 – 20

BMA (100% basis) (Mt)	9.7	(5%)	8%	36 – 40	Unchanged

Energy coal – NSWEC (Mt)	3.5	(13%)	(4%)	14 – 16	Unchanged

BHP | Operational Review for the quarter ended 30 September 2025

Segment and asset performance | FY26 YTD v FY25 YTD

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

Copper
Production 494 kt é4% Q1 FY25 476 kt FY26e 1,800 – 2,000 kt Average realised price US$4.59/lb é8% Q1 FY25 US$4.24/lb

Total copper production increased 4% to 494 kt. Copper production guidance for FY26 remains unchanged at between 1,800 and 2,000 kt.

Escondida 328.9 kt é8% (100% basis)

We are investigating an incident on 9 October where a contracting team member passed away. Our thoughts are with the team member’s family. We are working closely with the relevant authorities. There have been no operational impacts as a result of the event.

Increased production was driven by record concentrator throughput and improved recoveries, partially offset by a lower concentrator feed grade of 0.94% (Q1 FY25: 1.00%). Cathode production was higher in line with the continued ramp-up of the Full SaL leaching project which achieved first production in Q4 FY25.

Production guidance for FY26 remains unchanged at between 1,150 and 1,250 kt and is expected to be weighted to the first half in line with higher concentrator feed grade. Concentrator feed grade of ~0.85% for the full year remains unchanged.

We continue to make progress on the optimised Escondida Growth Program. In September, the Antofagasta Environmental Evaluation Committee approved the DIA for the Laguna Seca Expansion, enabling early infrastructure development, while the Escondida New Concentrator DIA permit remains on track to be submitted in H2 FY26.

Pampa Norte (Spence) 55.8 kt ê7%

Spence production decreased 7% as expected, as a result of lower cathode production, in line with a planned decline in stacked feed grade due to an increase in the volume of transitional ore processed.

Production guidance for Spence remains unchanged at between 230 and 250 kt for FY26 with production expected to increase from Q2 FY26.

Copper South Australia 72.6 kt ê1%

Production was stable, driven by improved mine productivity at Olympic Dam and Prominent Hill, with strong smelter and refinery throughput, offsetting lower grade. We successfully completed planned major maintenance at Olympic Dam on the underground materials handling system, mills and the refinery, and continued the integration of HydroFloat technology at Carrapateena.

Production guidance for FY26 remains unchanged at between 310 and 340 kt, weighted to the second half.

Gold production increased 24%, supported by strong operating performance and higher grades at Olympic Dam.

Other copper

At Antamina, copper production decreased 7% to 34 kt. Zinc production was 86% higher at 36 kt, as a result of planned higher feed grades. FY26 copper production guidance of between 120 and 140 kt and zinc production guidance of between 90 and 110 kt remain unchanged.

Carajás produced 2.4 kt of copper and 1.8 troy koz of gold. As announced in August, the divestment of Carajás is expected to close in early CY26, subject to the satisfaction of customary closing conditions (including regulatory approvals).

BHP | Operational Review for the quarter ended 30 September 2025

Iron ore
Production 64 Mt ê1% Q1 FY25 65 Mt FY26e 258 – 269 Mt Average realised price US$84.04/wmt é5% Q1 FY25 US$80.10/wmt

Iron ore production decreased 1% to 64 Mt. Production guidance for FY26 remains unchanged at between 258 and 269 Mt.

WAIO 62.0 Mt ê2% | 70.2 Mt (100% basis)

Production was solid as WAIO demonstrated continued supply chain excellence with record material mined (up 9%) and strong shipments, in a quarter of significant planned maintenance.

The major rebuild of Car Dumper 3 at Port Hedland, which had a 4.3 Mt (100% basis) volume impact, was safely completed ~8% ahead of schedule, demonstrating disciplined execution and project delivery excellence. Progress continued on the multi-year Rail Technology Program (RTP1), with tie-in activities advancing as scheduled — supporting long-term infrastructure uplift and future logistics resilience.

Production guidance for FY26 remains unchanged at between 251 and 262 Mt (284 and 296 Mt on a 100% basis).

Sales were broadly in line with the prior year, with a 5% increase in sales of higher-value lump. We sell and ship iron ore products via different commercial distribution channels, this includes seaborne sales, and portside sales in China which have increased over recent years in line with our strategy. We will continue to optimise distribution channels to support product placement.

Samarco 2.1 Mt é64% | 4.1 Mt (100% basis)

Production increased following recommissioning of latent pelletising plant capacity and the ramp up of the second concentrator. Production guidance for FY26 remains unchanged at between 7 and 7.5 Mt with planned maintenance across the year.

Coal Steelmaking coal
Production 4.9 Mt é8% Q1 FY25 4.5 Mt FY26e 18 – 20 Mt Average realised price US$180.67/t ê16% Q1 FY25 US$214.86/t

BMA 4.9 Mt é8% | 9.7 Mt (100% basis)

Production increased 8% due to higher underground production rates at Broadmeadow and increased prime stripping, which offset the impact of planned higher strip ratios at our open cut operations.

Due to market conditions and the unsustainable impact of the Queensland Government’s coal royalties on business returns, Saraji South, part of the Saraji mine complex, will be placed into a period of care and maintenance from November 2025.

Production guidance for FY26 remains unchanged at between 18 and 20 Mt (36 and 40 Mt on a 100% basis). Volumes will be weighted to H2 FY26, with continued safe management of geotechnical characteristics in the current longwall panel and a longwall move at Broadmeadow scheduled in Q2 FY26. We expect to continue building raw coal inventory into CY27, to further improve operating stability.

BHP | Operational Review for the quarter ended 30 September 2025

Energy coal

Production	NSWEC 3.5 Mt ê4%

3.5 Mt ê4% Q1 FY25 3.7 Mt FY26e 14 – 16 Mt Average realised price US$95.18/t ê23% Q1 FY25 US$124.32/t

Production decreased due to additional wash plant maintenance resulting in lower plant throughput. Strong mining performance, with improved truck availability, resulted in a build of raw coal inventory.

Production guidance for FY26 remains unchanged at between 14 and 16 Mt.

In September 2025, we received the final approval from the Australian Federal Government to extend mining to 30 June 2030, following the NSW Government extension granted in April 2025.

Quarterly performance | Q1 FY26 v Q4 FY25

Copper		Iron ore
494 kt ê4% Q4 FY25 516 kt	Higher production at Escondida due to higher concentrator throughput, partially offset by lower production at Spence due to lower grades and Copper SA due to planned major maintenance.	64 Mt ê9% Q4 FY25 70 Mt	Lower production at WAIO as a result of planned maintenance including the rebuild of Car Dumper 3, which had a 4.3 Mt (100% basis) volume impact.
Steelmaking coal		Energy coal
4.9 Mt ê5% Q4 FY25 5.1 Mt	Lower production due to planned higher strip ratio as a result of mine sequencing. This was partially offset by increased prime stripping and inventory drawdown.	3.5 Mt ê13% Q4 FY25 4.1 Mt	Lower production due to planned annual wash plant maintenance and lower bypass coal.

BHP | Operational Review for the quarter ended 30 September 2025

Appendix 1

Average realised pricesi

	Quarter

	Q1 FY26	v Q4 FY25	v Q1 FY25

Copper (US$/lb)	4.59	4%	8%

Iron ore (US$/wmt, FOB)	84.04	5%	5%

Steelmaking coal (US$/t)	180.67	2%	(16%	)

Energy coal (US$/t)ii	95.18	11%	(23%	)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii	Export sales only. Includes thermal coal sales from steelmaking coal mines.

Current year unit cost guidance

Unit cost	Current FY26 guidance[i]

Escondida (US$/lb)	1.20 – 1.50		Unchanged

Spence (US$/lb)	2.10 – 2.40		Unchanged

Copper SA (US$/lb)	1.00 – 1.50	ii	Unchanged

WAIO (US$/t)	18.25 – 19.75		Unchanged

BMA (US$/t)	116 – 128		Unchanged

i	FY26 unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

ii	Calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 – 1,000 ktpa	US$1.50 – 1.80/lb

Spence	~235 ktpa	US$2.05 – 2.35/lb

WAIO (100% basis)iv	>305 Mtpa	<US$17.50/t

BMA (100% basis)	43 – 45 Mtpa	<US$110/t

i	Medium term refers to a five-year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

iii	Medium term refers to FY27 to FY31.

iv	Sustained production of >305 Mtpa (100% basis) from Q4 FY28.

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	Under review Estimated range US$7.0 – 7.4 bn	Under review Estimated mid-CY27	Project is 73% complete

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	Under review	FY31	Project is 13% complete

Exploration

Minerals exploration and evaluation expenditure was US$90 m for Q1 FY26 (Q1 FY25: US$104 m), of which US$76 m was expensed (Q1 FY25: US$91 m).

BHP | Operational Review for the quarter ended 30 September 2025

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var	Sep	Dec	Mar	Jun	Sep	Sep	Sep	Var
			2024	2024	2025	2025	2025	2025	2024	%	2024	2024	2025	2025	2025	2025	2024	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	360.9	391.4	379.8	375.9	374.0	374.0	360.9	4%	391.5	372.8	399.0	377.6	343.0	343.0	391.5	(12)%
	Escondida	kt	264.8	295.4	288.4	278.6	282.4	282.4	264.8	7%	273.2	275.0	309.2	285.5	258.3	258.3	273.2	(5)%
	Pampa Norte (Spence)	kt	35.7	36.6	36.1	42.2	35.4	35.4	35.7	(1)%	44.0	36.5	36.5	37.3	33.2	33.2	44.0	(25)%
	Copper South Australia	kt	21.8	25.9	22.5	31.7	19.9	19.9	21.8	(9)%	30.4	25.9	23.8	30.9	15.9	15.9	30.4	(48)%
	Antamina	kt	36.3	30.5	30.9	21.2	33.9	33.9	36.3	(7)%	39.6	33.3	27.4	21.8	33.1	33.1	39.6	(16)%
	Carajás	kt	2.3	3.0	1.9	2.2	2.4	2.4	2.3	2%	4.3	2.1	2.1	2.1	2.5	2.5	4.3	(42)%
	Cathode	kt	115.4	119.4	133.6	140.3	119.6	119.6	115.4	4%	110.7	120.0	133.3	148.4	105.9	105.9	110.7	(4)%
	Escondida	kt	39.4	44.4	45.2	48.7	46.5	46.5	39.4	18%	37.6	43.2	47.4	52.7	38.1	38.1	37.6	1%
	Pampa Norte (Spence)	kt	24.4	29.6	31.8	31.2	20.4	20.4	24.4	(16)%	24.1	30.0	30.7	34.1	17.9	17.9	24.1	(26)%
	Copper South Australia	kt	51.6	45.4	56.6	60.4	52.7	52.7	51.6	2%	49.0	46.8	55.2	61.6	49.9	49.9	49.0	2%
	Total	kt	476.3	510.8	513.4	516.2	493.6	493.6	476.3	4%	502.2	492.8	532.3	526.0	448.9	448.9	502.2	(11)%
Lead	Payable metal in concentrate	t	21	148	234	1,829	754	754	21	3,490%	125	35	181	837	1,469	1,469	125	1,075%
	Antamina	t	21	148	234	1,829	754	754	21	3,490%	125	35	181	837	1,469	1,469	125	1,075%
Zinc	Payable metal in concentrate	t	19,374	22,792	26,026	40,415	35,991	35,991	19,374	86%	19,609	25,328	22,249	37,263	41,499	41,499	19,609	112%
	Antamina	t	19,374	22,792	26,026	40,415	35,991	35,991	19,374	86%	19,609	25,328	22,249	37,263	41,499	41,499	19,609	112%
Gold	Payable metal in concentrate	troy oz	85,668	90,468	89,841	95,949	76,242	76,242	85,668	(11)%	98,936	89,174	92,357	95,523	66,377	66,377	98,936	(33)%
	Escondida	troy oz	46,963	37,293	44,527	40,292	35,348	35,348	46,963	(25)%	46,963	37,293	44,527	40,292	35,348	35,348	46,963	(25)%
	Pampa Norte (Spence)	troy oz	4,043	2,635	3,341	2,961	2,589	2,589	4,043	(36)%	4,043	2,635	3,341	2,961	2,589	2,589	4,043	(36)%
	Copper South Australia	troy oz	32,928	48,309	40,457	50,871	36,489	36,489	32,928	11%	44,761	47,719	42,825	50,577	26,476	26,476	44,761	(41)%
	Carajás	troy oz	1,734	2,231	1,516	1,825	1,816	1,816	1,734	5%	3,169	1,527	1,664	1,693	1,964	1,964	3,169	(38)%
	Refined gold	troy oz	37,385	47,478	57,006	46,789	50,716	50,716	37,385	36%	40,326	43,479	57,982	49,241	51,147	51,147	40,326	27%
	Copper South Australia	troy oz	37,385	47,478	57,006	46,789	50,716	50,716	37,385	36%	40,326	43,479	57,982	49,241	51,147	51,147	40,326	27%
	Total	troy oz	123,053	137,946	146,847	142,738	126,958	126,958	123,053	3%	139,262	132,653	150,339	144,764	117,524	117,524	139,262	(16)%
Silver	Payable metal in concentrate	troy koz	3,150	3,277	3,418	3,911	4,114	4,114	3,150	31%	3,126	3,084	3,198	3,526	4,136	4,136	3,126	32%
	Escondida	troy koz	1,546	1,619	1,787	1,906	1,942	1,942	1,546	26%	1,546	1,619	1,787	1,906	1,942	1,942	1,546	26%
	Pampa Norte (Spence)	troy koz	503	451	428	441	358	358	503	(29)%	503	451	428	441	358	358	503	(29)%
	Copper South Australia	troy koz	223	253	186	251	182	182	223	(18)%	295	218	173	226	131	131	295	(56)%
	Antamina	troy koz	878	954	1,017	1,313	1,632	1,632	878	86%	782	796	810	953	1,705	1,705	782	118%
	Refined silver	troy koz	206	133	462	216	227	227	206	10%	202	110	486	213	255	255	202	26%
	Copper South Australia	troy koz	206	133	462	216	227	227	206	10%	202	110	486	213	255	255	202	26%
	Total	troy koz	3,356	3,410	3,880	4,127	4,341	4,341	3,356	29%	3,328	3,194	3,684	3,739	4,391	4,391	3,328	32%
Uranium	Payable metal in concentrate	t	672	725	783	974	819	819	672	22%	677	640	710	1,230	649	649	677	(4)%
	Copper South Australia	t	672	725	783	974	819	819	672	22%	677	640	710	1,230	649	649	677	(4)%
Molybdenum	Payable metal in concentrate	t	1,084	751	801	337	341	341	1,084	(69)%	862	872	839	714	347	347	862	(60)%
	Pampa Norte (Spence)	t	182	136	187	189	257	257	182	41%	181	138	223	190	208	208	181	15%
	Antamina	t	902	615	614	148	84	84	902	(91)%	681	734	616	524	139	139	681	(80)%
Iron ore	Western Australia Iron Ore (WAIO)	kt	63,363	64,751	60,137	68,348	62,015	62,015	63,363	(2)%	63,408	64,341	59,234	67,830	62,430	62,430	63,408	(2)%
	Samarco	kt	1,259	1,441	1,603	1,951	2,066	2,066	1,259	64%	982	1,477	1,416	1,973	2,042	2,042	982	108%
	Total	kt	64,622	66,192	61,740	70,299	64,081	64,081	64,622	(1)%	64,390	65,818	60,650	69,803	64,472	64,472	64,390	0%
Steelmaking coal	BHP Mitsubishi Alliance (BMA)	kt	4,515	4,430	3,919	5,146	4,865	4,865	4,515	8%	4,273	4,726	3,791	5,030	4,472	4,472	4,273	5%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,675	3,698	3,596	4,067	3,518	3,518	3,675	(4)%	3,951	3,803	3,509	3,926	3,707	3,707	3,951	(6)%
Nickel[1]	Western Australia Nickel	kt	19.6	8.0	2.3	0.3	-	-	19.6	(100)%	19.9	11.2	2.2	0.2	-	-	19.9	(100)%
Cobalt[1]	Western Australia Nickel	t	294	121	35	-	-	-	294	(100)%	294	121	-	-	-	-	294	(100)%

1 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the quarter ended 30 September 2025

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %
Production and sales
By asset
Copper

Metals production is payable metal unless otherwise noted.
Escondida, Chile¹	BHP interest 57.5%
Material mined	kt	100,416	116,083	117,038	122,386	114,527	114,527	100,416	14%
Concentrator throughput	kt	32,488	35,293	32,889	36,490	36,721	36,721	32,488	13%
Average copper grade - concentrator	%	1.00%	1.06%	1.09%	0.95%	0.94%	0.94%	1.00%	(6)%
Production ex mill	kt	269.9	309.8	295.6	291.0	294.2	294.2	269.9	9%
Payable copper	kt	264.8	295.4	288.4	278.6	282.4	282.4	264.8	7%	273.2	275.0	309.2	285.5	258.3	258.3	273.2	(5)%
Copper cathode (EW)	kt	39.4	44.4	45.2	48.7	46.5	46.5	39.4	18%	37.6	43.2	47.4	52.7	38.1	38.1	37.6	1%
Oxide leach	kt	7.8	12.2	14.3	16.3	16.8	16.8	7.8	115%
Sulphide leach	kt	31.6	32.2	30.9	32.4	29.7	29.7	31.6	(6)%
Total copper	kt	304.2	339.8	333.6	327.3	328.9	328.9	304.2	8%	310.8	318.2	356.6	338.2	296.4	296.4	310.8	(5)%
Payable gold concentrate	troy oz	46,963	37,293	44,527	40,292	35,348	35,348	46,963	(25)%	46,963	37,293	44,527	40,292	35,348	35,348	46,963	(25)%
Payable silver concentrate	troy koz	1,546	1,619	1,787	1,906	1,942	1,942	1,546	26%	1,546	1,619	1,787	1,906	1,942	1,942	1,546	26%
1 Presented on a 100% basis. BHP interest in saleable production is 57.5%.
Pampa Norte (Spence), Chile¹	BHP interest 100%
Material mined	kt	23,260	25,238	21,848	25,944	24,695	24,695	23,260	6%
Ore stacked	kt	4,928	5,974	5,584	5,413	5,652	5,652	4,928	15%
Average copper grade - stacked	%	0.73%	0.81%	0.62%	0.67%	0.61%	0.61%	0.73%	(16)%
Concentrator throughput	kt	7,547	7,722	7,754	7,792	7,778	7,778	7,547	3%
Average copper grade - concentrator	%	0.64%	0.62%	0.63%	0.66%	0.65%	0.65%	0.64%	2%
Payable copper	kt	35.7	36.6	36.1	42.2	35.4	35.4	35.7	(1)%	44.0	36.5	36.5	37.3	33.2	33.2	44.0	(25)%
Copper cathode (EW)	kt	24.4	29.6	31.8	31.2	20.4	20.4	24.4	(16)%	24.1	30.0	30.7	34.1	17.9	17.9	24.1	(26)%
Total copper	kt	60.1	66.2	67.9	73.4	55.8	55.8	60.1	(7)%	68.1	66.5	67.2	71.4	51.1	51.1	68.1	(25)%
Payable gold concentrate	troy oz	4,043	2,635	3,341	2,961	2,589	2,589	4,043	(36)%	4,043	2,635	3,341	2,961	2,589	2,589	4,043	(36)%
Payable silver concentrate	troy koz	503	451	428	441	358	358	503	(29)%	503	451	428	441	358	358	503	(29)%
Payable molybdenum	t	182	136	187	189	257	257	182	41%	181	138	223	190	208	208	181	15%

1 Pampa Norte consists of Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the quarter ended 30 September 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	27.9	28.0	24.8	33.2	25.5	25.5	27.9	(9)%	30.4	25.9	23.8	30.9	15.9	15.9	30.4	(48)%
	Cathode	kt	51.6	45.4	56.6	60.4	52.7	52.7	51.6	2%	49.0	46.8	55.2	61.6	49.9	49.9	49.0	2%
	Total copper	kt	79.5	73.4	81.4	93.6	78.2	78.2	79.5	(2)%	79.4	72.7	79.0	92.5	65.8	65.8	79.4	(17)%
	Payable metal in concentrate transfer to Olympic Dam	kt	(6.1)	(2.1)	(2.3)	(1.5)	(5.6)	(5.6)	(6.1)	(8)%
	Net copper	kt	73.4	71.3	79.1	92.1	72.6	72.6	73.4	(1)%
Gold	Payable metal in concentrate	troy oz	46,452	52,288	46,097	53,055	47,893	47,893	46,452	3%	44,761	47,719	42,825	50,577	26,476	26,476	44,761	(41)%
	Refined gold	troy oz	37,385	47,478	57,006	46,789	50,716	50,716	37,385	36%	40,326	43,479	57,982	49,241	51,147	51,147	40,326	27%
	Total gold	troy oz	83,837	99,766	103,103	99,844	98,609	98,609	83,837	18%	85,087	91,198	100,807	99,818	77,623	77,623	85,087	(9)%
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(13,524)	(3,979)	(5,640)	(2,184)	(11,404)	(11,404)	(13,524)	(16)%
	Net gold	troy oz	70,313	95,787	97,463	97,660	87,205	87,205	70,313	24%
Silver	Payable metal in concentrate	troy koz	254	264	198	258	213	213	254	(16)%	295	218	173	226	131	131	295	(56)%
	Refined silver	troy koz	206	133	462	216	227	227	206	10%	202	110	486	213	255	255	202	26%
	Total silver	troy koz	460	397	660	474	440	440	460	(4)%	497	328	659	439	386	386	497	(22)%
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(31)	(11)	(12)	(7)	(31)	(31)	(31)	0%
	Net silver	troy koz	429	386	648	467	409	409	429	(5)%
Uranium		t	672	725	783	974	819	819	672	22%	677	640	710	1,230	649	649	677	(4)%

Olympic Dam
	Material mined	kt	2,734	1,918	2,498	2,587	2,818	2,818	2,734	3%
	Ore milled	kt	2,617	2,407	2,462	2,859	2,640	2,640	2,617	1%
	Average copper grade	%	1.99%	2.09%	1.99%	2.05%	1.97%	1.97%	1.99%	(1)%
	Average uranium grade	kg/t	0.60	0.59	0.56	0.56	0.55	0.55	0.60	(8)%
	Copper cathode (ER and EW)	kt	51.6	45.4	56.6	60.4	52.7	52.7	51.6	2%	49.0	46.8	55.2	61.6	49.9	49.9	49.0	2%
	Refined gold	troy oz	37,385	47,478	57,006	46,789	50,716	50,716	37,385	36%	40,326	43,479	57,982	49,241	51,147	51,147	40,326	27%
	Refined silver	troy koz	206	133	462	216	227	227	206	10%	202	110	486	213	255	255	202	26%
	Payable uranium	t	672	725	783	974	819	819	672	22%	677	640	710	1,230	649	649	677	(4)%

Prominent Hill
	Material mined	kt	927	1,111	1,119	1,210	1,049	1,049	927	13%
	Ore milled	kt	1,559	1,761	1,364	1,998	1,621	1,621	1,559	4%
	Average copper grade	%	0.73%	0.72%	0.82%	0.92%	0.71%	0.71%	0.73%	(3)%
	Concentrate produced	kt	19.6	21.5	19.2	33.0	19.0	19.0	19.6	(3)%
	Payable copper	kt	9.5	10.9	9.7	16.2	9.9	9.9	9.5	4%	10.9	8.0	9.5	12.8	4.4	4.4	10.9	(60)%
	Payable gold concentrate	troy oz	20,976	25,445	24,309	28,593	24,105	24,105	20,976	15%	18,719	19,658	22,614	25,222	9,033	9,033	18,719	(52)%
	Payable silver concentrate	troy koz	63	70	63	98	61	61	63	(3)%	73	48	51	69	29	29	73	(60)%

Carrapateena
	Material mined	kt	1,470	1,476	1,202	1,583	1,488	1,488	1,470	1%
	Ore milled	kt	1,446	1,429	1,306	1,557	1,511	1,511	1,446	4%
	Average copper grade	%	1.45%	1.37%	1.31%	1.24%	1.18%	1.18%	1.45%	(19)%
	Concentrate produced	kt	59.2	57.6	50.6	58.7	52.4	52.4	59.2	(11)%
	Payable copper	kt	18.4	17.1	15.1	17.0	15.6	15.6	18.4	(15)%	19.5	17.9	14.3	18.1	11.5	11.5	19.5	(41)%
	Payable gold concentrate	troy oz	25,476	26,843	21,788	24,462	23,788	23,788	25,476	(7)%	26,042	28,061	20,211	25,355	17,443	17,443	26,042	(33)%
	Payable silver concentrate	troy koz	191	194	135	160	152	152	191	(20)%	222	170	122	157	102	102	222	(54)%

BHP | Operational Review for the quarter ended 30 September 2025

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	64,094	57,497	51,529	39,369	58,970	58,970	64,094	(8)%
Concentrator throughput	kt	13,096	13,323	13,140	10,154	13,307	13,307	13,096	2%
Average head grade - copper	%	0.91%	0.77%	0.81%	0.76%	0.86%	0.86%	0.91%	(5)%
Average head grade - zinc	%	0.67%	0.84%	0.85%	1.70%	1.26%	1.26%	0.67%	88%
Payable copper	kt	36.3	30.5	30.9	21.2	33.9	33.9	36.3	(7)%	39.6	33.3	27.4	21.8	33.1	33.1	39.6	(16)%
Payable zinc	t	19,374	22,792	26,026	40,415	35,991	35,991	19,374	86%	19,609	25,328	22,249	37,263	41,499	41,499	19,609	112%
Payable silver	troy koz	878	954	1,017	1,313	1,632	1,632	878	86%	782	796	810	953	1,705	1,705	782	118%
Payable lead	t	21	148	234	1,829	754	754	21	3,490%	125	35	181	837	1,469	1,469	125	1,075%
Payable molybdenum	t	902	615	614	148	84	84	902	(91)%	681	734	616	524	139	139	681	(80)%

Carajás, Brazil	BHP interest 100%
Material mined	kt	180	152	140	148	134	134	180	(26)%
Ore milled	kt	161	170	128	176	160	160	161	0%
Average copper grade	%	1.61%	1.92%	1.64%	1.40%	1.63%	1.63%	1.61%	1%
Production ex mill	kt	9.9	12.6	7.9	9.5	10.3	10.3	9.9	4%
Average gold grade	g/t	0.46	0.54	0.50	0.43	0.46	0.46	0.46	0%
Payable copper	kt	2.3	3.0	1.9	2.2	2.4	2.4	2.3	2%	4.3	2.1	2.1	2.1	2.5	2.5	4.3	(42)%
Payable gold concentrate	troy oz	1,734	2,231	1,516	1,825	1,816	1,816	1,734	5%	3,169	1,527	1,664	1,693	1,964	1,964	3,169	(38)%

Iron ore
Iron ore production is reported on the basis of saleable product, which is wet metric tonnes (wmt) for WAIO and dry metric tonnes (dmt) for Samarco.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	13,358	13,796	11,991	15,073	13,724	13,724	13,358	3%
Area C Joint Venture	kt	28,839	29,578	27,869	32,824	29,415	29,415	28,839	2%
Yandi Joint Venture	kt	4,440	3,777	3,819	3,854	3,498	3,498	4,440	(21)%
Jimblebar¹	kt	16,726	17,600	16,458	16,597	15,378	15,378	16,726	(8)%
Total	kt	63,363	64,751	60,137	68,348	62,015	62,015	63,363	(2)%
Total (100%)	kt	71,593	73,071	67,844	77,480	70,246	70,246	71,593	(2)%
Lump	kt									19,377	20,319	18,822	21,285	20,250	20,250	19,377	5%
Fines	kt									44,031	44,022	40,412	46,545	42,180	42,180	44,031	(4)%
Total	kt									63,408	64,341	59,234	67,830	62,430	62,430	63,408	(2)%
Total (100%)	kt									71,543	72,594	66,765	76,723	70,592	70,592	71,543	(1)%
1 Presented on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil¹	BHP interest 50%
Total	kt	1,259	1,441	1,603	1,951	2,066	2,066	1,259	64%	982	1,477	1,416	1,973	2,042	2,042	982	108%

1 As of Q1 FY26, Samarco is reported on a dmt basis. Prior periods have been restated from wmt to dmt for consistency.

BHP | Operational Review for the quarter ended 30 September 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Sep 2025	Sep 2025	Sep 2024	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Goonyella	kt	1,359	1,439	1,228	1,811	1,880	1,880	1,359	38%

	Peak Downs	kt	1,249	1,073	1,098	1,154	1,111	1,111	1,249	(11)%

	Saraji	kt	940	1,171	883	1,079	884	884	940	(6)%

	Caval Ridge	kt	967	747	710	1,102	990	990	967	2%

	Total[1]	kt	4,515	4,430	3,919	5,146	4,865	4,865	4,515	8%

	Total (100%)[1]	kt	9,030	8,860	7,838	10,292	9,730	9,730	9,030	8%

	Hard coking coal	kt									4,273	4,695	3,708	4,831	4,428	4,428	4,273	4%

	Energy coal	kt									-	31	83	199	44	44	-	100%

	Total	kt									4,273	4,726	3,791	5,030	4,472	4,472	4,273	5%

	Total (100%)	kt									8,546	9,452	7,582	10,060	8,944	8,944	8,546	5%

1 Production figures include some energy coal.

NSWEC, Australia		BHP interest 100%

	Energy coal - Export	kt									3,416	3,471	3,128	3,554	3,549	3,549	3,416	4%

	Energy coal - Domestic	kt									535	332	381	372	158	158	535	(70)%

	Total	kt	3,675	3,698	3,596	4,067	3,518	3,518	3,675	(4)%	3,951	3,803	3,509	3,926	3,707	3,707	3,951	(6)%

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia¹		BHP interest 100%

Mt Keith	Nickel concentrate	kt	35.9	5.4	-	-	-	-	35.9	(100)%

	Average nickel grade	%	17.1	16.7	-	-	-	-	17.1	(100)%

Leinster	Nickel concentrate	kt	72.4	-	-	-	-	-	72.4	(100)%

	Average nickel grade	%	8.8	-	-	-	-	-	8.8	(100)%

	Refined nickel	kt	12.1	0.1	-	-	-	-	12.1	(100)%	13.5	0.8	-	-	-	-	13.5	(100)%

	Nickel sulphate	kt	0.3	-	-	-	-	-	0.3	(100)%	0.6	0.3	0.1	0.1	-	-	0.6	(100)%

	Intermediates and nickel by-products	kt	7.2	7.9	2.3	0.3	-	-	7.2	(100)%	5.8	10.1	2.1	0.1	-	-	5.8	(100)%

	Total nickel	kt	19.6	8.0	2.3	0.3	-	-	19.6	(100)%	19.9	11.2	2.2	0.2	-	-	19.9	(100)%

	Cobalt by-products	t	294	121	35	-	-	-	294	(100)%	294	121	-	-	-	-	294	(100)%

1	WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the quarter ended 30 September 2025

Variance analysis relates to the relative performance of BHP and/or its operations during the three months ended September 2025 compared with the three months ended September 2024, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium term refers to a five-year time horizon, unless otherwise noted.

The following abbreviations may have been used throughout this release: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), Direct Reduced Iron (DRI), dry metric tonnes (dmt); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimetre (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); percentage point (ppt); ounces (oz); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 - Subsidiaries of the Financial Statements in BHP’s 2025 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Resolution, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Amanda Saunders	James Bell
Mobile: +44 7887 468 926	Mobile: +44 7961 636 432

North America	Americas

Megan Hjulfors	James Bell
Mobile: +1 403 605 2314	Mobile: +44 7961 636 432

Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October, 21 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary